UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

756764106

(CUSIP Number)

Alexander B. Washburn

c/o Columbia Pacific Advisors, LLC

1910 Fairview Avenue East, Suite 200

Seattle, Washington 98102-3620

(206) 728-9063

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip 756764106	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Pacific Opportunity Fund, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,105 (2)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 826,105 (2)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (3)
14	TYPE OF REPORTING PERSON* PN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 826,105 shares of common stock held directly by Columbia Pacific Opportunity Fund, L.P..

(3) Based on 24,211,174 shares of common stock outstanding as of April 30, 2018 as reported on the Company’s Form 10-Q for the period ended March 31, 2018 and filed on May 9, 2018.

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Cusip 756764106	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Pacific REAL ESTATE FUND II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 442,533 (2)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 442,533 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (3)
14	TYPE OF REPORTING PERSON* PN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Represents 442,533 shares of common stock underlying a warrant held by an entity in which Columbia Pacific Real Estate Fund II, LP holds an indirect ownership.

(3) Based on 24,211,174 shares of common stock outstanding as of April 30, 2018 as reported in the Company’s Form 10-Q for the period ended March 31, 2018 and filed on May 9, 2018.

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Cusip 756764106	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Pacific Advisors, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,105 (2)
	8	SHARED VOTING POWER 442,533 (3)
	9	SOLE DISPOSITIVE POWER 826,105 (2)
	10	SHARED DISPOSITIVE POWER 442,533 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (4)
14	TYPE OF REPORTING PERSON* IA

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 826,105 shares of common stock held directly by Columbia Pacific Opportunity Fund, L.P.

(3) Represents 442,533 shares of common stock underlying a warrant held by an entity in which Columbia Pacific Real Estate Fund II, LP holds an indirect ownership.

(4) Based on 24,211,174 shares of common stock outstanding as of April 30, 2018 as reported in the Company’s Form 10-Q for the period ended March 31, 2018 and filed on May 9, 2018.

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Cusip 756764106	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander B. Washburn (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,105 (2)
	8	SHARED VOTING POWER 442,533 (3)
	9	SOLE DISPOSITIVE POWER 826,105 (2)
	10	SHARED DISPOSITIVE POWER 442,533 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (3)
14	TYPE OF REPORTING PERSON* IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 826,105 shares of common stock held directly by Columbia Pacific Opportunity Fund, L.P.

(3) Represents 442,533 shares of common stock underlying a warrant held by an entity in which Columbia Pacific Real Estate Fund II, LP holds an indirect ownership.

(4) Based on 24,211,174 shares of common stock outstanding as of April 30, 2018 as reported in the Company’s Form 10-Q for the period ended March 31, 2018 and filed on May 9, 2018.

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Cusip 756764106	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel R. Baty (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,105 (2)
	8	SHARED VOTING POWER 442,533 (3)
	9	SOLE DISPOSITIVE POWER 826,105 (2)
	10	SHARED DISPOSITIVE POWER 442,533 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (3)
14	TYPE OF REPORTING PERSON* IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 826,105 shares of common stock held directly by Columbia Pacific Opportunity Fund, L.P.

(3) Represents 442,533 shares of common stock underlying a warrant held by an entity in which Columbia Pacific Real Estate Fund II, LP holds an indirect ownership.

(4) Based on 24,211,174 shares of common stock outstanding as of April 30, 2018 as reported in the Company’s Form 10-Q for the period ended March 31, 2018 and filed on May 9, 2018.

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Cusip 756764106	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stanley L. Baty (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,105 (2)
	8	SHARED VOTING POWER 442,533 (3)
	9	SOLE DISPOSITIVE POWER 826,105 (2)
	10	SHARED DISPOSITIVE POWER 442,533 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (3)
14	TYPE OF REPORTING PERSON* IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 826,105 shares of common stock held directly by Columbia Pacific Opportunity Fund, L.P.

(3) Represents 442,533 shares of common stock underlying a warrant held by an entity in which Columbia Pacific Real Estate Fund II, LP holds an indirect ownership.

(4) Based on 24,211,174 shares of common stock outstanding as of April 30, 2018 as reported in the Company’s Form 10-Q for the period ended March 31, 2018 and filed on May 9, 2018.

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Cusip 756764106	Schedule 13D/A

This Amendment No. 22 amends and supplements the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the “Fund”), Columbia Pacific Real Estate Fund II, LP, a Delaware limited partnership (the “Real Estate Fund”), Columbia Pacific Advisors LLC, a Washington limited liability company (the “Adviser”), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, and Stanley L. Baty, a U.S. citizen (each a “Reporting Person” and collectively the “Reporting Persons”) with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010, July 21, 2010, October 18, 2010, December 1, 2010, January 20, 2011, May 10, 2011, July 7, 2011, August 29, 2011, October 13, 2011, November 15, 2011, February 28, 2012, September 7, 2012, December 4, 2012, December 10, 2012, January 21, 2015 (which is the first filing the Real Estate Fund became part of the Reporting Persons), January 22, 2015, June 17, 2015, November 3, 2016 and November 24, 2017 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Red Lion Hotels Corporation (the “Company”)

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 23, 2018, Columbia Pacific Opportunity Fund, L.P. sold 64,523 shares at $10.2887 per share in a broker transaction in the open-market.

On March 24, 2018, Columbia Pacific Opportunity Fund, L.P. sold 175,477 shares at $10.00 per share in a broker transaction in the open-market.

On June 4, 2018, Columbia Pacific Opportunity Fund, L.P. sold 141,000 shares at $10.8574 per share in a broker transaction in the open-market.

On June 11, 2018, Columbia Pacific Opportunity Fund, L.P. sold 125,000 shares at $11.8435 per share in a broker transaction in the open-market.

On June 18, 2018, Columbia Pacific Opportunity Fund, L.P. sold 68,320 shares at $12.2842 per share in a broker transaction in the open-market.

On June 19, 2018, Columbia Pacific Opportunity Fund, L.P. sold 39,580 shares at $11.835 per share in a broker transaction in the open-market.

On June 20, 2018, Columbia Pacific Opportunity Fund, L.P. sold 70,100 shares at $11.935 per share in a broker transaction in the open-market.

Item 5. Interest in Securities of the Issuer

The responses set forth in Items 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

(c) The Reporting Persons have not made any transactions in the shares of Common Stock on behalf of the Fund or the Real Estate Fund in the past 60 days with the exception of the transaction mentioned in Item 4.

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Cusip 756764106	Schedule 13D/A

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2018	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

	By:	Columbia Pacific Advisors, LLC
General Partner

/s/ Alexander B. Washburn
	Name:	Alexander B. Washburn
	Title:	Managing Member

COLUMBIA PACIFIC REAL ESTATE FUND II, L.P.

	By:	Columbia Pacific Advisors, LLC
Investment Manager

/s/ Alexander B. Washburn
	Name:	Alexander B. Washburn
	Title:	Managing Member

COLUMBIA PACIFIC ADVISORS, LLC

	By:	/s/ Alexander B. Washburn
	Name:	Alexander B. Washburn
	Title:	Managing Member

/s/ Alexander B. Washburn
ALEXANDER B. WASHBURN

/s/ Daniel R. Baty
DANIEL R. BATY

/s/ Stanley L. Baty
STANLEY L. BATY

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